Filed pursuant to Rule 433
March 19, 2009

Relating to
Preliminary Prospectus Supplement dated March 16, 2009 to
Registration Statement No. 333-157264

STATE OF ISRAEL

5.125% Bonds due March 26TH, 2019

Issuer:	State of Israel
Principal Amount:	US $1,500,000,000
Maturity date:	26 March 2019
Trade date:	19 March 2009
Original Issue Date (Settlement):	26 March 2009
Issue price (Price to Public):	99.498%
Underwriters’ Commission:	0.125%
Net Proceeds to Issuer:	US$ 1,490,595,000 (99.373%)
Coupon:	5.125%
Yield to Maturity:	5.190%
Spread to Treasury:	+262.5 basis points (2.625%)
Benchmark Treasury:	2.750% of 15 February 2019 (price 101.19+)
Benchmark Yield:	2.565%
Interest Payment Period:	Semi-annually
Interest Payment Dates:	Each 26 March and 26 September, commencing 26 September 2009
Denominations:	$75,000 and multiples of $1,000 above that amount
Business Day:	New York
CUSIP:	46513E5Y4
ISIN:	US46513E5Y48
Expected Ratings:	A1 (Moody's) / A (S&P) / A (Fitch)
Joint Bookrunners:	Citigroup Global Markets Inc. (34%); Deutsche Bank Securities Inc. (33%); Goldman, Sachs & Co. (33%)
Co-Managers:	NA

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

Prospectus Dated February 11, 2009
Preliminary Prospectus Supplement Dated March 16, 2009